082-34812

Petrominerales

07028090

November 7, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

SUPPL

Re: Petrobank Energy and Resources Ltd./Petrominerales Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrominerales Ltd.

Sincerely,

PROCESSED
NOV 20 2007
THOMSON FINANCIAL

Tanya Rodier
for:

Corey C. Ruttan
Vice-President Finance

2600, 240 – 4TH Avenue SW, Calgary, Alberta, Canada, T2P 4H4 Main: (403) 750-4400 Fax: (403) 266-5794

Petrominerales

NEWS RELEASE

PETROMINERALES ACHIEVES RECORD THIRD QUARTER AND PRELIMINARY CORCEL-2 TEST RESULTS

Bogotá, Colombia – November 6, 2007 – Petrominerales Ltd. (**"Petrominerales" or the "Company"**), a 76.6% owned subsidiary of Petrobank Energy and Resources Ltd. (**"Petrobank"**), is pleased to announce record third quarter 2007 financial and operating results fueled by an 87 percent increase in year over year production to 4,522 barrels of oil per day ("bopd") and a $56.62 per barrel operating netback, a reflection of high world oil prices, our high quality assets, and Colombia's superior fiscal regime. Production has now increased to 8,130 bopd excluding Corcel-2 production. Our Corcel-2 well was tested from the initially completed perforation intervals over a 24-hour period at rates increasing to 3,100 bopd on natural flow.

FINANCIAL & OPERATING HIGHLIGHTS (U.S. dollars, except where noted)

The following table provides a summary of Petrominerales' financial and operating results for the three and nine month periods ended September 30, 2007 and 2006. Consolidated financial statements with Management's Discussion and Analysis ("MD&A") are available on the Company's website at www.petrominerales.com and will also be available on the SEDAR website at www.sedar.com.

	Three months ended September 30,		%	Nine months ended September 30,		%
	2007	2006	Change	**2007**	2006	Change
Financial						
(US$000s, except where noted)						
Crude oil revenue	**29,058**	12,818	127	**53,202**	32,638	63
Funds flow from operations (1)	**20,201**	8,202	146	**34,105**	22,044	55
Per share – basic ($)	**0.21**	0.09	133	**0.36**	0.26	38
Per share – diluted ($)	**0.20**	0.09	122	**0.35**	0.26	35
Net income	**10,242**	4,252	141	**24,060**	12,121	98
Per share – basic ($)	**0.11**	0.04	175	**0.25**	0.14	79
Per share – diluted ($)	**0.10**	0.04	150	**0.25**	0.14	79
Capital expenditures	**39,895**	21,696	84	**105,806**	49,748	113
Total assets	**291,408**	178,570	63	**291,408**	178,570	63
Net debt (working capital) (2)	**4,581**	(28,341)		**4,581**	(28,341)	
Common shares outstanding, end of period (000s)						
Basic	**100,212**	95,000	5	**100,212**	95,000	5
Diluted	**105,096**	98,090	7	**105,096**	98,090	7
Operations						
Operating netback ($/bbl) (3)						
Crude oil revenue	**69.85**	57.57	21	**61.95**	56.05	11
Royalties	**6.07**	4.60	32	**5.20**	4.50	16
Production expenses	**7.16**	6.97	3	**6.83**	6.70	2
Operating netback	**56.62**	46.00	23	**49.92**	44.85	11
Average daily crude oil production (bbls)	**4,522**	2,420	87	**3,146**	2,133	47

(1) Non-GAAP measure calculated based on cash flow from operations before changes in non-cash working capital. See "Funds flow from operations" section within MD&A.

(2) Non-GAAP measure includes bank debt plus accounts payable and accrued liabilities less current assets.

(3) Non-GAAP measure demonstrating Company's revenue less royalties and production expenses per barrel of oil produced.

Petrominerales holds over 1.5 million acres of land in Colombia, on which we have acquired 357 square kilometres of 3D seismic and reprocessed all available 2D seismic data. Currently we have an additional 18 leads and prospects on these lands. In 2008, we plan to drill eight further exploration wells focused primarily in the Llanos Basin. We continue to acquire additional 2D and 3D seismic, which should result in an expanded exploration drilling programs beyond 2008.

Corcel Block

The Corcel-1 exploration well, located in the southern Llanos Basin, was drilled to a total depth of 12,000 feet. Logs indicated that the target reservoir sands in the Tertiary Mirador and Cretaceous Guadalupe formations were primarily oil bearing with total potential net pay of approximately 140 feet of high quality sand. The Guadalupe and Mirador intervals were completed and commingled for an initial six-day test that was conducted at rates increasing to 2,500 bopd. A six-month extended production test then commenced on September 7, 2007 at initial rates of 4,000 bopd. We have been slowly ramping up production rates and the well is now producing in excess of 4,500 bopd.

We recently completed drilling our first Corcel delineation well, Corcel-2. The well spudded on August 25, 2007 and reached a total depth of 12,140 feet on October 17, 2007. Logs indicate total potential net pay of approximately 125 feet of high quality reservoir sands in the Mirador and Guadalupe formations. We have initially completed four intervals, with a total of 45 feet of sand, in the Upper and Lower Mirador formations of the Corcel-2 well. These intervals were tested over a 24-hour period at rates increasing to 3,100 bopd on natural flow. The well is now shut in for pressure build up and will then be placed on an extended production test with an electric submersible pump. The pump will be capable of handling up to 6,000 barrels of total fluid production per day.

This initial Mirador completion is being executed with the drilling rig. The rig will then move to drill the third well from the same platform, Corcel-3, to further delineate our first Corcel discovery. After drilling Corcel-3 we expect to use the drilling rig to drill at least one of our Llanos Basin dry-season-only exploration wells, after which we plan to resume our Corcel drilling program starting with the Corcel-C exploration well. The rig is then expected to remain at Corcel for the rest of 2008 to continue drilling additional exploration and delineation wells.

The Corcel Block is situated in a drier region of the Llanos Basin and we have an all-weather road to the location which will accommodate year round production. Production is currently being processed through temporary facilities and trucked. We are designing permanent production facilities and a pipeline and applying for required governmental approvals.

The ultimate size of the Corcel discovery will be defined through our long-term production testing and delineation drilling program. Petrominerales has identified five additional Corcel prospects, and at least four contingent delineation wells. These locations have been defined from our 47 square kilometre 3D seismic survey, which covers approximately 15 percent of the 79,815-acre Block. A 2008 3D seismic program is planned for our 26,341-acre Guatiquia Block, which adjoins the Corcel Block to the south. At that time we also plan to further expand the 3D seismic coverage over our Corcel Block.

Joropo Block

Our Ojo de Tigre-2 well on the Joropo Block in the Llanos Basin was completed and initial production testing commenced, but was suspended with the onset of the rainy season earlier in 2007. Initial test rates reached 450 barrels of fluid per day with a water cut of 20 percent and a gravity of 29 degrees API. The test interpretation indicated very high skin damage which was likely caused by the gravel pack completion. We will be returning to remediate the skin damage and conduct further testing of the well after the end of the rainy season in late 2007 or early 2008. The ultimate size of the prospect will be determined through long-term production testing and follow-up drilling. A second Joropo exploration well is planned for the first quarter of 2008. Successful development of the Joropo Block will require upgraded surface access to support year-round production.

Forward-Looking Statements

Certain information provided in this press release constitutes forward-looking statements. The words "anticipate", "expect", "project", "estimate", "forecast" and similar expressions are intended to identify such forward-looking statements. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. You can find a discussion of those risks and uncertainties in our Canadian securities filings. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast. Except as may be required by applicable securities laws, Petrominerales assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

For more information please contact:
John D. Wright, President and Chief Executive Officer
Corey C. Ruttan, Vice-President Finance and Chief Financial Officer
Jack F. Scott, Executive Vice-President and Colombian Country Manager
Telephone: (403) 750-4400 or 011 571 629 2701

END

Petrominerales

Petrominerales Ltd.
Teleport Business Center – Torre B,
Calle 113 No 7-45, Piso 15
Bogotá D.C., Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG